UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ACTIONS SEMICONDUCTOR CO., LTD

(Name of Subject Company)

ACTIONS SEMICONDUCTOR CO., LTD

(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, PAR VALUE $0.000001 PER SHARE

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

00507E107

(CUSIP Number of Class of Securities)

I-Hung (Nigel) Liu, Chief Financial Officer

No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone

Zhuhai, Guangdong, 519085

The People’s Republic of China

Telephone: +86-756-339-2353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Eva H. Wang, Esq. Fenwick & West LLP Room 907, Kerry Parkside 1155 Fang Dian Road Pudong, Shanghai 201204 The People’s Republic of China +86-21-8017-1200	William L. Hughes, Esq. Fenwick & West LLP 555 California Street San Francisco, California 94104 (415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a

Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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This filing relates solely to preliminary communications made before the commencement of a tender offer by Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) to purchase for cash up to 60,000,000 of its ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)) at a purchase price not greater than $7/15 per Share (or $2.80 per ADS) nor less than $5/12 per Share (or $2.50 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of $0.05 per ADS accepted for purchase in the tender offer.

Notice to Investors

The tender offer for the issued and outstanding Shares of the Company (including Shares represented by ADSs) described in this communication has not yet commenced. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its securityholders and file with the Securities and Exchange Commission (the “SEC”). At the time the planned tender offer is commenced, the Company will file with the SEC a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents). THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. THOSE MATERIALS WILL BE MADE AVAILABLE TO THE COMPANY’S SECURITYHOLDERS AT NO EXPENSE TO THEM. IN ADDITION, ALL OF THOSE MATERIALS (AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SEC) WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV AND FROM THE INFORMATION AGENT.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by Actions Semiconductor Co., Ltd on August 15, 2014

Exhibit 99.2	Earnings Call Script for Conference Call on August 15, 2014

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